                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                SCHEDULE 13D/A-4

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
        ----------------------------------------------------------------
                                 (CUSIP Number)

                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 25, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Deutsche Telekom AG
            IRS Identification Number:  N/A
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]

                                                                                                    (b)[X]
------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC  (See Item 3)
------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]


------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Federal Republic of Germany
------------------------------------------------------------------------------------------------------------
  NUMBER OF               7     SOLE VOTING POWER

    SHARES                         31,484,375

                       -------------------------------------------------------------------------------------
 BENEFICIALLY             8     SHARED VOTING POWER

   OWNED BY                             0
                       -------------------------------------------------------------------------------------
EACH REPORTING            9     SOLE DISPOSITIVE POWER

    PERSON                         31,484,375
                       -------------------------------------------------------------------------------------
     WITH                10     SHARED DISPOSITIVE POWER

                                        0

------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            31,484,375

------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    X


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.63%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------------------------------------


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


        This Amendment No. 4 (this "Amendment") amends and supplements the
Schedule 13D filed on August 2, 2000, as amended by Amendment No. 1 thereto filed on September 8, 2000, further amended by Amendment No. 2 thereto filed on October 5, 2000 and further amended by Amendment No. 3 thereto filed on February 9, 2001 (the "Schedule 13D"), by Deutsche Telekom AG ("DT") with respect to Common Shares of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.        Identity and Background.

               Item 2 of the Schedule 13D is hereby amended by adding the following at the end of the third paragraph thereof:

        Schedule I is hereby amended to reflect the fact that Dr. Hagen Hultzsch and Detlav Buchal voluntarily left the Board of Management of DT as of April 30, 2001 and that Dr. Max Hirschberger and Kai-Uwe Ricke have joined the Board of Management of DT effective as of May 1, 2001. Dr. Max Hirschberger and Kai-Uwe Ricke are principally employed by DT and their address is Deutsche Telekom AG, Postfach 20 00, 53105 Bonn.

Item 4.        Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

        On April 25, 2001, the Federal Communications Commission (the "FCC") granted the applications of DT, the Company and Powertel to transfer control of the wireless licenses and other authorizations of the Company and Powertel to DT subject to the condition that DT and the Company will comply with the agreement they have entered into with the Department of Justice and the Federal Bureau of Investigation with respect to national security and law enforcement matters. The FCC also noted that DT will continue to be subject to certain standard regulatory conditions with respect to its U.S. international license, including various reporting, accounting, and separation requirements with respect to the international routes where DT is a dominant carrier. The FCC's decision is available at the FCC's website at www.fcc.gov.

        On April 30, 2001, the Committee on Foreign Investment in the United States approved DT's acquisition of the Company and Powertel by allowing the 30 day waiting period to expire without commencing an investigation of the transactions. The transactions remain subject to the fulfillment of customary closing conditions.

        On April 5, 2001, DT and the Company entered into a Letter Agreement pursuant to which DT and the Company agreed that (i) DT would not receive any Common Shares pursuant to the stock dividend that was paid by the Company on April 6, 2001 to holders of record of Common Shares as of March 23, 2001, at the time of such payment and (ii) in the event that DT elects to convert its shares of Convertible Preferred Stock into Common Shares in accordance with the Certificate of Designation of the Convertible Preferred Stock (the "Certificate of Designation"), the Conversion Rate (as defined in such Certificate of

Designation) would be adjusted to reflect the dividend and DT will be entitled to receive at the time of such conversion an additional 234,375 Common Shares (as may be adjusted pursuant to the Certificate of Designation). The Letter Agreement, Exhibit 28 hereto, is incorporated herein by reference.

        On April 13, 2001, DT, the Company and Bega, Inc., a wholly-owned subsidiary of DT, amended the Merger Agreement for the purpose of clarifying the provision governing the conversion of Bega, Inc. shares in the Merger. Amendment No.1, dated April 13, 2001, to the Merger Agreement, Exhibit 29 hereto, is incorporated herein by reference.

        The preceding summary of the Letter Agreement and Amendment No.1 to the Merger Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 7.        Material to be Filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:


-----------------------------------------------------------------------------------------------
Exhibit Number           Description
-----------------------------------------------------------------------------------------------
28                       Letter Agreement, dated as of April 5, 2001, between Deutsche
                         Telekom AG and VoiceStream Wireless Corporation.
-----------------------------------------------------------------------------------------------
29                       Amendment No.1, dated as of April 13, 2001, to the
                         Merger Agreement, among Deutsche Telekom AG,
                         VoiceStream Wireless Corporation and
                         Bega, Inc.
-----------------------------------------------------------------------------------------------



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


                                    SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        May 1, 2001                                             DEUTSCHE TELEKOM AG

                                                                /s/  Kevin Copp
                                                                ----------------------------
                                                                By:  Kevin Copp
                                                                Title: Head of International
                                                                     Legal Affairs





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




                                  EXHIBIT LIST

Exhibit Number           Description
--------------           -----------
28                       Letter Agreement, dated as of April 5, 2001, between Deutsche
                         Telekom AG and VoiceStream Wireless Corporation.

29                       Amendment No.1, dated as of April 13, 2001, to the Merger Agreement, among Deutsche Telekom AG, VoiceStream Wireless Corporation and
                         Bega, Inc.



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